PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED DECEMBER 6, 2001)


                                1,180,000 SHARES

                                     [LOGO]




                          HIBBETT SPORTING GOODS, INC.
                                  COMMON STOCK

                            -----------------------

      All of the shares of our common stock are being sold by the selling stockholders named in this prospectus supplement. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. After this offering, the selling stockholders, The SK Equity Fund, L.P. and SK Investment Fund, L.P., will own 1,306,721 shares of our common stock, or approximately 19.7%.

      Our common stock is quoted on the Nasdaq National Market under the symbol "HIBB." The last reported sale price of our common stock on the Nasdaq National Market on January 15, 2002 was $34.15 per share.

                            -----------------------

      INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS.


                                               PER SHARE                TOTAL
                                               ---------                -----
Public offering price ....................      $32.10               $37,878,000
Underwriting discounts and commissions ...      $ 0.60               $   708,000
Proceeds to selling stockholders .........      $31.50               $37,170,000


      The underwriter expects to deliver the shares to the public on or about January 22, 2002.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             -----------------------

                           SUNTRUST ROBINSON HUMPHREY

                             -----------------------

           The date of this prospectus supplement is January 15, 2002

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

                            -----------------------

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT

Hibbett Sporting Goods, Inc. ........................................S-1
Selling Stockholders.................................................S-3
Underwriting.........................................................S-4
Legal Matters........................................................S-6
Incorporation of Documents
    by Reference.....................................................S-6
Forward-Looking Statements...........................................S-6


                                   PROSPECTUS

Forward-Looking Statements............................................ii
Hibbett Sporting Goods, Inc. ..........................................1
Risk Factors...........................................................3
Use of Proceeds........................................................7
Selected Summary Consolidated Financial
    and Operating Data.................................................8
Selling Stockholders..................................................10
Plan of Distribution..................................................11
Legal Matters.........................................................14
Experts...............................................................14
Where You Can Find More
    Information.......................................................14
Incorporation of Documents
    by Reference......................................................14

                          HIBBETT SPORTING GOODS, INC.

      We are a rapidly-growing operator of athletic sporting goods stores and we believe that we are the largest sporting goods retailer focused on small to mid-sized markets. Our stores offer a full line of quality athletic equipment, footwear and apparel at competitive prices with superior customer service. We believe that our stores are among the primary retail distribution avenues for brand name vendors that seek to penetrate our target markets.

      As of November 3, 2001, we operated 314 stores in 20 contiguous states in the southeast, mid-Atlantic, and midwest. Our Hibbett Sports stores average approximately 5,000 square feet and are located in dominant power strip centers, which are generally anchored by a Wal-Mart store, or in enclosed malls. Although competitors in some markets may carry limited assortments of similar product lines and national brands, we believe that we compete effectively due to our extensive selection of traditional team and individual sports merchandise and our high level of customer service. In addition to our Hibbett Sports stores, as of November 3, 2001 we operated 16 Sports Additions stores and four Hibbett Superstores stores.

      Since the beginning of fiscal year 1997, we have expanded our stores from 67 stores to 314 stores. From fiscal year 1997 through fiscal year 2001 net sales and diluted earnings per share have grown at compound annual growth rates of 24.8% and 27.9%, respectively. We have demonstrated positive comparable-store-sales increases every fiscal year since fiscal year 1997 and have increased comparable store sales 1.2% for the 39-week period ending November 3, 2001 as compared to the same period in the prior fiscal year.

      We plan to open approximately 53 new Hibbett Sports stores in fiscal 2002 and have opened 38 of these stores through November 3, 2001. We plan to open at least 60 new Hibbett Sports stores in fiscal 2003. We have identified approximately 500 potential markets for future Hibbett Sports stores within the states in which we operate and in certain contiguous states. Our clustered expansion program, which calls for opening new stores within a two-hour driving distance of an existing Hibbett location, allows us to take advantage of efficiencies in distribution, marketing and regional management. During the last half of fiscal 2000, we expanded our distribution center to accommodate our recent growth and continued expansion. The newly expanded facility can support 450 stores without additional expansion.

      We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 451 Industrial Lane, Birmingham, Alabama 35211 and our telephone number is (205) 942-4292.

      RECENT DEVELOPMENTS

      On November 19, 2001, we announced our earnings for the 13-week and 39-week periods ended November 3, 2001. Net sales for the 13-week period ended November 3, 2001, increased 10.9% to $57.7 million compared with $52.1 million for the 13-week period ended October 28, 2000. Comparable store sales decreased 3.9% in the third quarter of fiscal 2002 due to the unfavorable shift in the retail fiscal calendar, which shifted an important back-to-school week out of third quarter into the second quarter, and a decrease of approximately $1.0 million in sales due to slower traffic in the weeks following September 11, 2001. On a calendar day to calendar day basis, comparable store sales increased 2.8% in the third quarter. Net income for the third quarter was $2.5 million compared with $2.6 million in the third quarter of last year. Diluted earnings per share was $0.38 compared with $0.40 in the prior year period.

      Net sales for the 39-week period ended November 3, 2001, increased 16.4% to $173.7 million compared with $149.2 million for the 39-week period ended October 28, 2000. Comparable store sales increased 1.2% for the first nine months of fiscal 2002. Net income for the first nine months of fiscal 2002 increased 7.7% to $8.0 million compared with net income of $7.4 million in the first nine months of last year. Diluted earnings per share increased 5.3% to $1.19 per share from $1.13 per share in the prior year period.

      On January 10, 2002, we announced our net sales for the nine-week period ended January 5, 2002. Net sales increased 18.6% to $52.3 million compared with $44.1 million for the comparable nine-week period ended January 6, 2001. Comparable store sales increased 5.2% for the nine-week period ended January 5, 2002.

      On January 10, 2002, we announced a three-for-two stock split of shares of our common stock. The stock split will be effected in the form of a 50% stock dividend, and the new shares will be distributed on or about February 19, 2002, to stockholders of record on February 1, 2002. Following the effective date of the split, we will have approximately 9,927,000 shares of common stock outstanding, 608,569 shares which may be issued upon the exercise of outstanding options and 627,069 shares of which may be issued upon the exercise of options which may be granted in the future under our stock option plans or issued in the future under our stock purchase plan. Share and per share data included in this prospectus supplement and the accompanying prospectus have not been restated to reflect the stock split.

                              SELLING STOCKHOLDERS

      Approximately 37.6% of our common stock is owned by The SK Equity Fund, L.P. and SK Investment Fund, L.P (together, the "Funds"). The Funds made their original investment in us in 1995. The Funds are selling a portion of the shares of our common stock they beneficially own to realize a portion of the value of their original investment after holding such shares for a long period of time. After this offering, the Funds will continue to hold approximately 19.7% of our common stock.

      The following table sets forth certain information concerning the shares of our common stock held and to be offered under this prospectus supplement by each of the Funds.


                            Beneficial Ownership     Beneficial Ownership
                             Prior to Offering          After Offering
                           -----------------------  -----------------------
Name                         Shares      Percent      Shares      Percent
------------------------   -----------------------  -----------------------
The SK Equity Fund, L.P.     2,459,812       37.2%    1,292,581       19.5%
SK Investment Fund, L.P.        26,909        0.4%       14,140        0.2%
   Total: ..............     2,486,721       37.6%    1,306,721       19.7%


      SKM Partners, L.P. is the general partner of each of the Funds. Saunders Karp & Megrue Partners, L.L.C., is the general partner of the SKM Partners, L.P., and Messrs. Saunders, Karp and Megrue are authorized members of the LLC.

      John F. Megrue and Thomas A. Saunders, III are partners of SKM Partners, L.P. F. Barron Fletcher, III is a partner of SKM Growth Investors, an affiliate of SKM Partners, L.P. Mr. Megrue has been the Chairman of our board of directors and Messrs. Saunders and Fletcher have been members of our board of directors since 1995.

      On November 1, 1995, we entered into an advisory agreement with Saunders Karp & Megrue, L.P. ("SKM"), the general partner of which is SKM Partners L.P., which is also the general partner of each of the Funds. Pursuant to the advisory agreement SKM has agreed to provide certain financial advisory services to us. In consideration for these services, SKM is entitled to receive an annual fee of $200,000, payable quarterly in advance. We also have agreed to indemnify SKM for certain losses arising out of the provision of advisory services and to reimburse certain of SKM's out-of-pocket expenses.

                                  UNDERWRITING

      The underwriter, SunTrust Capital Markets, Inc., has agreed with us and the selling stockholders, subject to the terms and conditions set forth in the underwriting agreement, to purchase from the selling stockholders 1,180,000 shares of common stock. The underwriter is committed to purchase and pay for all such shares if any are purchased.

      The underwriter has advised us that it proposes to offer the shares of common stock to the public at the offering price set forth on the cover page of this prospectus supplement. After the completion of this offering, the public offering price may be reduced by the underwriter. No such reduction shall change the amount of proceeds to be received by the selling stockholders as set forth on the cover page of this prospectus supplement.


                                                  PER SHARE           TOTAL
                                                  ---------           -----
Public offering price......................         $32.10           $37,878,000
Underwriting discounts and commissions.....         $ 0.60           $   708,000
Proceeds to selling stockholders...........         $31.50           $37,170,000

      The expenses of this offering, not including the underwriting discounts and commissions, are estimated to be approximately $125,000 and are payable by the selling stockholders.

      INDEMNITY. We and the selling stockholders have agreed to indemnify the underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriter may be required to make in respect thereof.

      The selling stockholders, along with Michael J. Newsome, our Chief Executive Officer and a director, and Clyde B. Anderson, a director, have agreed to enter into lock-up agreements with the underwriter, whereby such stockholders will not, without the prior written consent of the underwriter, offer, sell or otherwise dispose of any shares of our capital stock for a period of 90 days after the date of the underwriting agreement.

      The underwriter does not intend to confirm sales to accounts over which it exercises discretionary authority.

      STOCK MARKET LISTING. Our common stock is traded on the Nasdaq National Market under the symbol "HIBB."

      STABILIZATION. The underwriter has advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market.

      o A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriter for the purpose of fixing or maintaining the price of the common stock.

      o A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriter to reduce a short position incurred by the underwriter in connection with this offering.

      o A "penalty bid" is an arrangement permitting the underwriter to reclaim the selling concession otherwise accruing to the underwriter in connection with the offering if the common stock originally sold by the underwriter is purchased by the underwriter's representative in a syndicate covering transaction and therefore has not been effectively placed by the underwriter.

      The underwriter has advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      PASSIVE MARKET MAKING. In connection with the offering, the underwriter may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

      The shares of our common stock are offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by the underwriter, subject to approval of certain legal matters by counsel for the underwriter and certain other conditions. The underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

      The underwriter and its affiliates have engaged in, and may in the future engage in, investment banking, commercial banking, financial advisory services or other commercial dealings in the ordinary course of business with us. It has received customary fees and commissions for these transactions. In particular, an affiliate of the underwriter is the transfer agent and registrar for our common stock.

                                  LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins, New York, New York. From time to time Latham & Watkins renders certain legal services to the Funds. Smith, Gambrell & Russell, LLP, Atlanta, Georgia, will pass upon certain matters relating to this offering for the underwriter.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

      The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you directly to those documents. The information included elsewhere in this prospectus supplement and the accompanying prospectus is considered to be part of this prospectus supplement. In addition, information we file with the Commission in the future will automatically update and supersede information contained in this prospectus supplement and the accompanying prospectus. We incorporate by reference the information we indicate under "Incorporation by Reference" on page 14 of the accompanying prospectus and our quarterly report on Form 10-Q for the 13-week and 39-week periods ended November 3, 2001.

      We will provide free copies of any of these documents if you write or telephone us at 451 Industrial Lane, Birmingham, Alabama 35211, (205) 942-4292.

                           FORWARD-LOOKING STATEMENTS

      This prospectus supplement and the accompanying prospectus contain forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others:

      o     our ability to execute our expansion plans;

      o     a shift in the demand for our merchandise;

      o     our ability to obtain brand name merchandise at competitive prices;

      o     the effect of regional or national economic conditions;

      o     the effect of competitive pressures from other retailers;

      o     the ability to attract and retain qualified personnel; and

      o other factors referenced in this prospectus supplement and the accompanying prospectus, including those set forth under the caption "Risk Factors" on page 3 of the accompanying prospectus.

      In addition, these forward-looking statements necessarily depend upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included in this prospectus supplement and the accompanying prospectus do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terms such as "believes," "expects," "may," "will," "should," "seeks," "anticipates," "intends," or the negative of any of these terms, or comparable terminology, or by discussions of strategy or intentions. Given these uncertainties, we caution investors not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any of these factors or to publicly announce the results of any revisions to any of the forward-looking statements contained in this prospectus supplement and the accompanying prospectus to reflect future events or developments.

P R O S P E C T U S

                                1,000,000 SHARES

                                     [LOGO]
                          HIBBETT SPORTING GOODS, INC.
                                  COMMON STOCK


                           -------------------------

         All of the shares of our common stock are being sold by the selling stockholders named in this prospectus. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. After this offering, assuming the sale of all the shares of our common stock offered hereby, The SK Equity Fund, L.P. and SK Investment Fund, L.P. will collectively own 1,486,721 shares of our common stock, or 22.6%.

         Our common stock is quoted on the Nasdaq National Market under the symbol "HIBB." The last reported sale price of our common stock on the Nasdaq National Market on November 21, 2001 was $28.10 per share.


                           -------------------------

         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           -------------------------


                 The date of this Prospectus is December 6, 2001


                           -------------------------

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.


                           -------------------------

                                TABLE OF CONTENTS

Forward-Looking Statements....................................ii
Hibbett Sporting Goods, Inc. ..................................1
Risk Factors...................................................3
Use of Proceeds................................................7
Selected Summary Consolidated Financial
    and Operating Data.........................................8
Selling Stockholders..........................................10
Plan of Distribution..........................................11
Legal Matters.................................................14
Experts.......................................................14
Where You Can Find More
    Information...............................................14
Incorporation of Documents
    by Reference..............................................14

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others:

     -    our ability to execute our expansion plans;

     -    a shift in the demand for our merchandise;

     -    our ability to obtain brand name merchandise at competitive prices;

     -    the effect of regional or national economic conditions;

     -    the effect of competitive pressures from other retailers;

     -    the ability to attract and retain qualified personnel; and

     - other factors referenced in this prospectus, including those set forth under the caption "Risk Factors."

         In addition, these forward-looking statements necessarily depend upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included in this prospectus do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terms such as "believes," "expects," "may," "will," "should," "seeks," "anticipates," "intends," or the negative of any of these terms, or comparable terminology, or by discussions of strategy or intentions. Given these uncertainties, we caution investors not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any of these factors or to publicly announce the results of any revisions to any of the forward-looking statements contained in this prospectus to reflect future events or developments.

                          HIBBETT SPORTING GOODS, INC.

         We are a rapidly-growing operator of athletic sporting goods stores and we believe that we are the largest sporting goods retailer focused on small to mid-sized markets. Our stores offer a full line of quality athletic equipment, footwear and apparel at competitive prices with superior customer service. We believe that our stores are among the primary retail distribution avenues for brand name vendors that seek to penetrate our target markets.

         As of November 3, 2001, we operated 314 stores in 20 contiguous states in the southeast, mid-Atlantic, and midwest. Our Hibbett Sports stores average approximately 5,000 square feet and are located in dominant power strip centers, which are generally anchored by a Wal-Mart store, or in enclosed malls. Although competitors in some markets may carry limited assortments of similar product lines and national brands, we believe that we compete effectively due to our extensive selection of traditional team and individual sports merchandise and our high level of customer service. In addition to our Hibbett Sports stores, as of November 3, 2001 we operated 16 Sports Additions stores and four Hibbett Superstores stores.

         Since the beginning of fiscal year 1997, we have expanded our stores from 67 stores to 314 stores. From fiscal year 1997 through fiscal year 2001 net sales and diluted earnings per share have grown at compound annual growth rates of 24.8% and 44.9%, respectively. We have demonstrated positive comparable-store-sales increases every fiscal year since fiscal year 1997 and have increased comparable store sales 1.2% for the 39-week period ending November 3, 2001 as compared to the same period in the prior fiscal year.

         We plan to open approximately 53 new Hibbett Sports stores in fiscal 2002 and have opened 38 of these stores through November 3, 2001. We plan to open at least 60 new Hibbett Sports stores in fiscal 2003. We have identified approximately 500 potential markets for future Hibbett Sports stores within the states in which we operate and in certain contiguous states. Our clustered expansion program, which calls for opening new stores within a two-hour driving distance of an existing Hibbett location, allows us to take advantage of efficiencies in distribution, marketing and regional management. During the last half of fiscal 2000, we expanded our distribution center to accommodate our recent growth and continued expansion. The newly expanded facility can support 450 stores without additional expansion.

         We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 451 Industrial Lane, Birmingham, Alabama 35211 and our telephone number is (205) 942-4292.

         RECENT DEVELOPMENTS

         On November 19, 2001, we announced our earnings for the 13-week and 39-week periods ended November 3, 2001. Net sales for the 13-week period ended November 3, 2001, increased 10.9% to $57.7 million compared with $52.1 million for the 13-week period ended October 28, 2000. Comparable store sales decreased 3.9% in the third quarter of fiscal 2002 due to the unfavorable shift in the retail fiscal calendar, which shifted an important back-to-school week out of third quarter into the second quarter, and a decrease of approximately $1.0 million in sales due to slower traffic in the weeks following September 11, 2001. On a calendar day to calendar day basis, comparable store sales increased 2.8% in the third quarter. Net income for the third quarter was $2.5 million compared with $2.6 million in the third quarter of last year. Diluted earnings per share was $0.38 compared with $0.40 in the prior year period.

         Net sales for the 39-week period ended November 3, 2001, increased 16.4% to $173.7 million compared with $149.2 million for the 39-week period ended October 28, 2000. Comparable store sales increased 1.2% for the first nine months of fiscal 2002. Net income for the first nine months of fiscal 2002 increased 7.7% to $8.0 million compared with net income of $7.4 million in the first nine months of last year. Diluted earnings per share increased 5.3% to $1.19 per share from $1.13 per share in the prior year period.

                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE INVESTING IN SHARES OF OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE HARMED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MIGHT LOSE ALL OR PART OF YOUR INVESTMENT. YOU SHOULD REFER TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCORPORATED HEREIN BY REFERENCE.

WE MAY BE UNABLE TO ACHIEVE OUR EXPANSION PLANS FOR FUTURE GROWTH.

         We have grown rapidly primarily through opening new stores, growing from 67 stores at the beginning of fiscal year 1997 to 314 stores at November 3, 2001. We plan to open approximately 53 new Hibbett Sports stores in fiscal year 2002 and have opened 38 of these stores through November 3, 2001. Our continued growth will depend, in large part, upon our ability to open new stores in a timely manner and to operate them profitably. Additionally, successful expansion is subject to various contingencies, many of which are beyond our control. These contingencies include, among others:

     - our ability to identify and secure suitable store sites on a timely basis;

     -    our ability to negotiate advantageous lease terms;

     - our ability to complete any necessary construction or refurbishment of these sites; and

     -    the successful integration of new stores into existing operations.

         As our business grows, we will need to attract and retain additional qualified personnel in a timely manner and develop, train and manage an increasing number of management level sales and other employees. We cannot assure you that we will be able to attract and retain personnel as needed in the future. If we are not able to hire capable store managers and other store level personnel, we will not be able to open new stores as planned and our revenue growth and operating results will suffer.

         We cannot give any assurances that we will be able to continue our expansion plans successfully; that we will be able to achieve results similar to those achieved with prior locations; or that we will be able to continue to manage our growth effectively. Our failure to achieve our expansion plans could materially adversely affect our business, financial condition and results of operations. In addition, our operating margins may be impacted in periods in which incremental expenses are incurred as a result of new store openings.

A DOWNTURN IN THE ECONOMY MAY AFFECT CONSUMER PURCHASES OF DISCRETIONARY ITEMS, WHICH COULD REDUCE OUR SALES.

         In general, our sales represent discretionary spending by our customers. Discretionary spending is affected by many factors, including, among others, general business conditions, interest rates, the availability of consumer credit, taxation and consumer confidence in future economic conditions. Our customers' purchases of discretionary items, including our products, could decline during periods when disposable income is lower or periods of actual or perceived unfavorable economic conditions. If this occurs, our revenues and profitably will decline. In addition, our sales could be adversely affected by a downturn in the economic conditions in the markets in which we operate.

OUR INABILITY TO IDENTIFY, AND ANTICIPATE CHANGES IN, CONSUMER DEMANDS AND PREFERENCES AND OUR INABILITY TO RESPOND TO SUCH CONSUMER DEMANDS IN A TIMELY MANNER COULD REDUCE OUR SALES.

         Our products appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to rapid change. Our success depends on our ability to identify product trends as well as to anticipate and respond to changing merchandise trends and consumer demand in a timely manner. We cannot assure you that we will be able to continue to offer assortments of products that appeal to our customers or that we will satisfy changing consumer demands in the future. Accordingly, if:

     -    we are unable to identify and respond to emerging trends,

     - we miscalculate either the market for the merchandise in our stores or our customers' purchasing habits, or

     - consumer demand dramatically shifts away from athletic footwear and apparel our business, financial condition, and results of operations could be materially adversely affected. In addition, we may be faced with significant excess inventory of some products and missed opportunities for other products, which would decrease our profitability.

IF WE LOSE ANY OF OUR KEY VENDORS OR ANY OF OUR KEY VENDORS FAIL TO SUPPLY US WITH MERCHANDISE, WE MAY NOT BE ABLE TO MEET THE DEMAND OF OUR CUSTOMERS AND OUR SALES COULD DECLINE.

         Our business is dependent to a significant degree upon close relationships with vendors and our ability to purchase brand name merchandise at competitive prices. During fiscal year 2001, our largest vendor, Nike, represented approximately 26% of our purchases. The loss of key vendor support could have a material adverse effect on our business, financial condition and results of operations. We cannot guarantee that we will be able to acquire such merchandise at competitive prices or on competitive terms in the future. In this regard, certain merchandise that is in high demand may be allocated by vendors based upon the vendors' internal criteria which are beyond our control.

         In addition, we believe many of our vendors source their products from China and other foreign countries. A vendor could discontinue selling to us products manufactured in foreign countries at any time for reasons that may or may not be in our control, including foreign government regulations, political unrest, war, disruption or delays in shipments, changes in local economic conditions and trade issues. Our sales and profitability could decline if we are unable to promptly replace a vendor who is unwilling or unable to satisfy our requirements with a vendor providing equally appealing products.

PRESSURE FROM OUR COMPETITORS MAY FORCE US TO REDUCE OUR PRICES OR INCREASE OUR SPENDING, WHICH WOULD LOWER OUR REVENUE AND PROFITABILITY.

         The business in which we are engaged is highly competitive. The marketplace for sporting goods remains highly fragmented as many different retailers compete for market share by utilizing a variety of store formats and merchandising strategies. Hibbett Sports stores compete with national chains that focus on athletic footwear, local sporting goods stores, department and discount stores, traditional shoe stores and mass merchandisers. Many of our competitors have greater financial resources than we do. In addition, many of our competitors employ price discounting policies that, if intensified, may make it difficult for us to reach our sales goals without reducing our prices. As a result of this competition, we may also need to spend more on advertising and promotion than we anticipate. We cannot guarantee that we will continue to be able to compete successfully against existing or future competitors. Expansion into markets served by our competitors, entry of new competitors or expansion of existing competitors into our markets could be detrimental to our business, financial condition and results of operations.

OUR OPERATING RESULTS ARE SUBJECT TO SEASONAL AND QUARTERLY FLUCTUATIONS, WHICH COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE.

         We have historically experienced and expect to continue to experience seasonal fluctuations in our net sales, operating income and net income. Our net sales, operating income and net income are typically higher in the fourth quarter due to sales increases during the Christmas season. An economic downturn during this period could adversely affect us to a greater extent than if such downturn occurred at other times of the year.

         Our quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including, among others, the timing of new store openings, the amount and timing of net sales contributed by new stores, the level of pre-opening expenses associated with new stores, the relative proportion of new stores to mature stores, merchandise mix, and demand for apparel and accessories driven by local interest in sporting events.

WE WOULD BE MATERIALLY AND ADVERSELY AFFECTED IF OUR SINGLE DISTRIBUTION CENTER WERE SHUT DOWN.

         We operate a single centralized distribution center in Birmingham, Alabama. We receive and ship substantially all of our merchandise at our distribution center. Any natural disaster or other serious disruption to this facility due to fire, tornado or any other cause could impair both our ability to adequately stock our stores and our sales and profitability and would damage a portion of our inventory. In addition, we could incur significantly higher costs and longer lead times associated with distributing our products to our stores during the time it takes for us to reopen or replace the center.

IF WE LOSE KEY MANAGEMENT OR ARE UNABLE TO ATTRACT AND RETAIN THE TALENT REQUIRED FOR OUR BUSINESS, OUR OPERATING RESULTS COULD SUFFER.

         Our future success depends to a significant extent upon the leadership and performance of our executive management team. We do not maintain key man insurance on any of our personnel. The loss of the services of any of these individuals could have a material adverse effect on our business, financial condition and results of operations. As we continue to grow, we will continue to hire, appoint or otherwise change senior managers and other key executives. We cannot give any assurance that we will be able to retain our executive officers and key personnel or attract additional qualified members to our management team in the future. We do not have employment or non-competition agreements with any of our executive officers.

FAILURE TO SUCCESSFULLY INSTALL AND IMPLEMENT OUR NEW MANAGEMENT INFORMATION SYSTEMS COULD CAUSE INTERRUPTIONS TO OUR BUSINESS AND IMPAIR OUR FUTURE GROWTH.

         We need quality and scalable management information systems to efficiently operate our stores and to successfully implement our new store growth strategy. Our systems include integrated merchandising, point of sale, warehouse and financial systems.

         We have recently replaced and are in the process of replacing many of our key information systems. If we experience problems with our new systems, we may incur significant costs and interruptions to our business, which could adversely affect our operations. We completed installing a new point of sale system from Data Vantage in the summer of 2001. In addition, we plan to implement a new warehouse management system from Manhattan Associates in December of 2001. These systems are new, and we cannot assure you they will operate acceptably. Failure to smoothly transition to the new software could impair our ability to track key financial indicators and data and control our costs and could otherwise impair our operations.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MIGHT DETER ACQUISITION BIDS FOR US.

         Certain provisions of our certificate of incorporation and bylaws may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt that a stockholder might consider in its best interest. These provisions, among other things:

         - classify our board of directors into three classes, each of which will serve for different three year periods,

         - provide that a director may be removed by stockholders only for cause by a vote of the holders of not less than two-thirds of our shares entitled to vote,

         - provide that all vacancies on our board of directors, including any vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors, even if the number is less than a quorum,

         - provide that special meetings of the stockholders may only be called by the chairman of the board of directors, a majority of the board of directors or upon the demand of the holders of a majority of the shares entitled to vote at any such special meeting and

         - require a vote of the holders of not less than two-thirds of the shares entitled to vote in order to amend the foregoing provisions and certain other provisions of our certificate of incorporation and bylaws.

In addition, our board of directors, without further action of the stockholders, is permitted to issue and fix the terms of preferred stock which may have rights senior to those of common stock. We are also subject to the Delaware business combination statute, which may render a change in control of us more difficult.

SHARES ELIGIBLE FOR SALE COULD ADVERSELY AFFECT OUR STOCK PRICE.

         We cannot predict the effect, if any, that future sales of common stock, or the availability of shares for future sales, will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock.

OUR STOCK PRICE MAY BE VOLATILE AND COULD DECLINE SUBSTANTIALLY.

         Our common stock is quoted on the Nasdaq National Market. The market price of our common stock could be subject to significant fluctuations in response to many factors, including:

         - our operating results failing to meet the expectations of securities analysts or investors in any quarter,

         -        downward revisions in securities' analysts estimates,

         -        material announcements by us or our competitors,

         - public sales of a substantial number of shares of our common stock following this offering, or

         - adverse changes in general market conditions or economic trends.

In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations and other factors may adversely affect the market price of our common stock. In addition, the absence or discontinuance of the listing of our common stock on the Nasdaq National Market could adversely affect the liquidity and price of our common stock.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders.

           SELECTED SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

         We derived the selected summary consolidated financial and operating data as of and for the fiscal years ended February 1, 1997, January 31, 1998, January 30, 1999, January 29, 2000, and February 3, 2001 from our audited financial statements and the notes to those statements, which have been incorporated in this prospectus by reference. The financial data provided below as of and for the 39-week periods ended October 28, 2000 and November 3, 2001 have been derived from our unaudited consolidated financial statements and, in the opinion of our management, reflect and include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the 39-week period ended November 3, 2001 are not necessarily indicative of the results that may be expected for any future period. You should read the following table in conjunction with our consolidated financial statements and the related notes incorporated herein by reference.

                                                                                                                 39-Week
                                                    Fiscal Year Ended                                         Period Ended
                             ------------------------------------------------------------------------   --------------------------
                             February 1,    January 31,     January 30,    January 29,    February 3,   October 28,    November 3,
                                1997          1998             1999           2000           2001          2000           2001
                             -----------   ------------     -----------    -----------    -----------   -----------    -----------
                              (52 weeks)    (52 weeks)       (52 weeks)     (52 weeks)     (53 weeks)           (unaudited)
                                             (In thousands, except share, per share and selected operating data)

STATEMENT OF OPERATIONS
DATA:
Net sales .................. $   86,401     $   113,563    $   143,350    $   174,312    $   209,626    $   149,224    $   173,715
Gross profit ...............     26,384          34,849         42,941         52,350         63,826         44,919         52,679
Operating income (1) .......      7,224           9,616         11,165         14,446         18,235         12,411         13,264
Interest expense (income), .      2,642               8            141            422            830            455            484
net (2)
Income before provision for
  income taxes and
  extraordinary item .......      4,582           9,608         11,024         14,024         17,405         11,956         12,780
Extraordinary item, net (2)      (1,093)           --             --             --             --             --             --
Net income ................. $    1,737     $     5,933    $     6,790    $     8,660    $    10,812    $     7,420    $     7,988

Earnings per common share:
   Basic: .................. $     0.38     $      0.95    $      1.06    $      1.35    $      1.67    $      1.15    $      1.21
   Diluted: ................ $     0.37     $      0.93    $      1.04    $      1.33    $      1.63    $      1.13    $      1.19
Weighted average shares
   outstanding:
   Basic: .................. $4,552,118       6,227,415      6,403,922      6,427,745      6,466,279      6,450,559      6,574,367
   Diluted: ................ $4,671,268       6,362,755      6,557,273      6,529,980      6,626,384      6,593,340      6,715,602

SELECTED OPERATING DATA:
Number of new Hibbett
   Sports stores opened
   during period ...........         21              30             51             51             58             42             38
Number of Hibbett Sports
   stores closed during
   period (3) ..............          0               1              2              1              3              1              5
Number of Hibbett Sports
   stores open at end of
   period (4) ..............         78             107            156            206            261            247            294
Comparable store sales
   increase (5) ............       10.2%            6.4%           2.7%           2.8%           2.0%           2.5%           1.2%
Operating profit margin ....        8.3%            8.5%           7.9%           8.3%           8.7%           8.3%           7.6%


BALANCE SHEET DATA:
Working capital ............ $   16,280     $    25,649    $    29,127    $    37,831    $    51,684      $  49,807    $    63,844
Total assets ...............     40,358          53,366         68,552         83,278        101,252        107,892        124,006
Total debt (2) .............         --              --             --          4,391          9,748         10,999         13,996
Stockholders' investment (2)     26,512          38,155         45,260         54,201         66,665         61,948         75,907
-----------------

(1) Operating income for the fiscal year ended February 1, 1997, includes a $513,000 pre-tax gain on the sale of our former headquarters and distribution facility and a one-time pre-tax compensation expense of $462,000 related to stock options issued on August 1, 1996.

(2) During the third quarter of fiscal year 1997, we completed our initial public offering with net proceeds of $32,868,000. In connection therewith, a substantial portion of our long-term debt was repaid resulting in an extraordinary loss of $1,093,000 (net of applicable tax benefit of $677,000).

(3) During fiscal year 1999 we temporarily closed one store, which we reopened in the first quarter of fiscal year 2000.

(4)      Does not include Hibbett Superstores and Sports Additions stores.

(5) Comparable store net sales data for a period reflects stores open throughout that period and the corresponding period of the prior fiscal year. For the periods indicated, comparable store net sales include only Hibbett Sports and Sports Additions stores.

                              SELLING STOCKHOLDERS

         As of November 3, 2001, approximately 37.8% of our common stock is owned by The SK Equity Fund, L.P. and SK Investment Fund, L.P (together, the "Funds"). The Funds made their original investment in us in 1995. The Funds are selling a portion of the shares of our common stock they beneficially own to realize a portion of the value of its original investment after holding such shares for a long period of time. Assuming the Funds sell all of the shares of our common stock included herein, the Funds will continue to collectively own 22.6% of our common stock.

         The following table sets forth certain information concerning the shares of our common stock held and to be offered under this prospectus from time to time by each of the Funds and assumes the sale of all the shares of our common stock included herein. Because the Funds may sell all, some or none of their shares included in this prospectus, we cannot estimate the number and percentage of shares that the Funds will hold after any particular sale.


                                             Beneficial Ownership                 Beneficial Ownership
                                               Prior to Offering                     After Offering
                                         ---------------------------------------------------------------------
Name                                           Shares            Percent            Shares            Percent
--------------------------------------------------------------------------------------------------------------
The SK Equity Fund, L.P.                      2,459,812             37.4%          1,470,612            22.4%
SK Investment Fund, L.P. ...........             26,909              0.4%             16,109             0.2%
     Total: ........................          2,486,721             37.8%          1,486,721            22.6%


         SKM Partners, L.P. is the general partner of each of the Funds. Saunders Karp & Megrue Partners, L.L.C., is the general partner of the SKM Partners, L.P., and Messrs. Saunders, Karp and Megrue are authorized members of the LLC.

         John F. Megrue and Thomas A. Saunders, III are partners of SKM Partners, L.P. F. Barron Fletcher, III is a partner of SKM Growth Investors, an affiliate of SKM Partners, L.P. Mr. Megrue has been the Chairman of our board of directors and Messrs. Saunders and Fletcher have been members of our board of directors since 1995.

         On November 1, 1995, we entered into an advisory agreement with Saunders Karp & Megrue, L.P. ("SKM"), the general partner of which is SKM Partners L.P., which is also the general partner of each of the Funds. Pursuant to the advisory agreement SKM has agreed to provide certain financial advisory services to us. In consideration for these services, SKM is entitled to receive an annual fee of $200,000, payable quarterly in advance. We also have agreed to indemnify SKM for certain losses arising out of the provision of advisory services and to reimburse certain of SKM's out-of-pocket expenses.

                              PLAN OF DISTRIBUTION

         The selling stockholders may offer and sell shares of our common stock being offered by this prospectus from time to time in a number of ways, including:

         -        through agents to the public or to one or more purchasers;
         -        through dealers to the public or to one or more purchasers;
         - to or through underwriters for resale to the public or to one or more purchasers;
         -        directly to one or more purchasers; or
         -        through a combination of such methods.

         The selling stockholders may offer and sell shares of our common stock being offered by this prospectus from time to time in one or more transactions at:

         -        a fixed price or prices, which may be changed;
         -        market prices prevailing at the time of sale;
         -        prices related to the prevailing market prices; or
         -        negotiated prices.

         The transactions in which selling stockholders may offer and sell shares of our common stock being offered by this prospectus directly to purchasers or through underwriters, dealers or agents at fixed, market or negotiated prices include:

         -        sales directly into the trading market for the common stock;
         -        block transactions;
         -        underwritten offerings; or
         -        privately negotiated sales.

         AGENTS

         The selling stockholders may designate agents from time to time to solicit purchases of our common stock. The selling stockholders may also sell shares of our common stock to an agent as a principal.

         DEALERS

         If the selling stockholders utilize a dealer in the sale of shares of our common stock being offered by this prospectus, the selling stockholders will sell the shares to the dealer, as principal. The dealer may then resell the shares of our common stock to the public at varying prices to be determined by the dealer at the time of resale.

         UNDERWRITERS

         If shares of common stock are sold in underwritten offerings, the underwriters may acquire the shares for their own account. The underwriter may resell the shares of our common stock in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, at market prices determined at the time of sale, at prices related to such market price or at negotiated prices. The selling stockholders will execute an underwriting agreement with the underwriter at the time of sale, and the obligations of the underwriter to purchase the shares of our common stock will be subject to the conditions set forth in such applicable underwriting agreement. The selling stockholder, or the purchasers of the shares of our common stock for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts and commissions. The underwriter may sell the shares of our common stock to or through dealers, in a syndicate or otherwise, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

         DIRECT SALES

         The selling stockholders may also sell the shares of our common stock directly to one or more purchasers without using underwriters, dealers or agents.

         To facilitate the offering of the shares of our common stock , persons participating in the offering may engage in transactions that stabilize or maintain the price of the shares. This may include over-allotments of the shares of our common stock, which involve the sale by persons participating in the offering of more shares than the selling stockholders sold to them. In these circumstances, these persons would cover such over-allotments by making purchases in the open market or by exercising any over-allotment option. In addition, these persons may stabilize or maintain the price of the shares of our common stock by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if the shares of our common stock sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the shares of our common stock at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

         In addition, persons participating in the offering may engage in short sales. Shorts sales involve the sale by these persons of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than such person's option to purchase additional shares from the selling stockholder in the offering. These persons may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, these persons will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. These persons must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if these persons are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

         Any underwriter who is a qualified market maker on the Nasdaq National Market may engage in passive market making transactions in the shares of our common stock in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the shares. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the shares of our common stock; if all independent bids are lowered below the passive market marker's bid, however, the passive market maker's bid then must be lowered when certain purchase limits are exceeded.

         We will set forth in a prospectus supplement the terms of the offering of the shares of our common stock, including:

         -        the name or names of any agents, dealers or underwriters;
         - the purchase price of the shares of our common stock being offered and the proceeds the selling stockholder and we will receive from the sale;

         - any over-allotment options under which the underwriters may purchase additional shares of our common stock from the selling stockholders;
         - any agency fees or underwriting discounts or other items constituting agents' or underwriters' compensation;
         -        any public offering price; and
         - any discounts or commissions allowed or reallowed or paid to dealers.

         Dealers and agents participating in the distribution of the shares of our common stock may be deemed to be underwriters within the meaning of the Securities Act of 1933. Any discounts and commissions received by underwriters, dealers and agents, and any profit realized by them on resale of the shares, may be deemed to be underwriting discounts and commissions. The selling stockholders may agree to indemnify any underwriter, dealer or broker-dealer or agent that participates in transactions involving sales of the shares of our common stock against certain liabilities, including liabilities under the Securities Act of 1933.

         The underwriters, dealers and agents may engage in other transactions with us, or perform other services for us, in the ordinary course of their business.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins, New York, New York. From time to time Latham & Watkins renders certain legal services to the Funds.

                                     EXPERTS

         The audited consolidated financial statements and related schedule incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the Securities and Exchange Commission (the "Commission") a registration statement (of which this prospectus is a part and which term shall encompass any amendments thereto) on Form S-3 pursuant to the Act with respect to the common stock being offered in this offering. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to any such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information about us and the securities offered hereby, reference is made to the registration statement and to the financial statements, schedules and exhibits filed as a part thereof.

         We are subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and, in accordance therewith, file annual and quarterly reports, proxy statements and other information with the Commission. The registration statement, the exhibits and schedules forming a part thereof and other information filed by us with the Commission in accordance with the Exchange Act can be inspected and copies obtained at the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the following regional offices of the Commission: 233 Broadway, New York, New York 10279 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621. The public may obtain information regarding the Securities and Exchange Commission's public reference facility by calling 1-200-SEC-0330. Our reports, the registration statement and other information filed by us with the Commission are also available at the Commission's website at http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market. Reports and other information concerning us may be inspected at the National Association of Securities Dealers, Inc. at 1801 K Street, N.W., Washington, D.C. 20006.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you directly to those documents. The information included elsewhere in this prospectus is considered to be part of this prospectus. In addition, information we file with the Commission in the future will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement. We incorporate by reference:

         - our annual report on Form 10-K for the year ended February 3, 2001;
         - our quarterly report on Form 10-Q for the 13 week period ended May 5, 2001;
         - our quarterly report on Form 10-Q for the 13 week and 26-week periods ended August 4, 2001;
         - the description of our common stock contained in our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on July 3, 1996, including any amendments or reports filed for the purpose of updating the descriptions; and
         - any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities we are offering.

         We will provide free copies of any of these documents if you write or telephone us at 451 Industrial Lane, Birmingham, Alabama 35211, (205) 942-4292.

================================================================================



                                1,180,000 SHARES



                                     [LOGO]



                                  COMMON STOCK





                                    --------


                              PROSPECTUS SUPPLEMENT

                                January 15, 2002

                                    --------




                           SUNTRUST ROBINSON HUMPHREY




================================================================================